Exhibit 3.2

CERTIFICATE OF AMENDMENT
OF THE
AMENDED AND RESTATED CERTIFICATE OF DESIGNATION OF
VOTING SERIES B PREFERRED STOCK OF
OVERSTOCK.COM, INC.

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

Overstock.com, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies that:
FIRST: The Amended and Restated Certificate of Designation of Voting Series B Preferred Stock of the Corporation, filed with the Secretary of State of the State of Delaware on March 24, 2020 (the “Certificate of Designation”), is hereby amended to add a new Section 11 to read as follows:

Section 11. Conversion to Common Stock. Each outstanding share of Series B Preferred shall automatically, without any action on the part of the holder thereof, convert into 0.90 of a share of Common Stock (the “Automatic Conversion”) immediately following the effective time of the Certificate of Amendment of the Amended and Restated Certificate of Designation of Voting Series B Preferred Stock of the Corporation amending such Amended and Restated Certificate of Designation to add this Section 11 (such effective time, the “Conversion Effective Time”). Notwithstanding the prior sentence, no fractional shares of Common Stock shall be issued upon the Automatic Conversion and, in lieu thereof, the Corporation shall pay to each such holder otherwise entitled to receive a fractional share of Common Stock as a result of the Automatic Conversion (after aggregating all fractional shares such holder would be entitled to receive) an amount in cash (without interest) equal to the product of such fraction of a share and the closing sale price of a share of
Common Stock on the Nasdaq Global Market on the trading day immediately preceding the date on which the Conversion Effective Time occurs. The shares of Common Stock issued in connection with the Automatic Conversion initially shall be uncertificated.

SECOND: The foregoing amendment was duly approved and adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment as of the 3 day of June, 2022.

OVERSTOCK.COM, INC.

By:	/s/ E. Glen Nickle
Name: E. Glen Nickle
Title: Chief Legal Officer and Corporate Secretary